SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated October 6, 2003

Instrumentarium Corporation

(Translation of Registrant’s Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________ )

Enclosure:	NOTIFICATION REFERRED TO IN CHAPTER 2, SECTION 10 OF THE SECURITIES MARKET ACT ON A CHANGE IN HOLDINGS

SIGNATURES
NOTIFICATION REFERRED TO IN CHAPTER 2, SECTION 10 OF THE SECURITIES MARKET ACT ON A CHANGE IN HOLDINGS

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: October 6, 2003	By:	/s/ Matti Salmivuori Chief Financial Officer

Date: October 6, 2003	By:	/s/ Juhani Lassila Group Treasurer

STOCK EXCHANGE RELEASE 19/03
October 6, 2003 at 7.15 p.m.	1 (2)

NOTIFICATION REFERRED TO IN CHAPTER 2, SECTION 10 OF THE SECURITIES MARKET ACT ON A CHANGE IN HOLDINGS

General Electric Company has on October 6, 2003 notified Instrumentarium Corporation according to Chapter 2 Section 9 of the Securities Market Act the following:

As a result of the public tender offer by General Electric Finland Oy for all issued and outstanding shares and options in Instrumentarium Corporation, the holding of General Electric Finland Oy will after the sale and purchase of the shares tendered in the tender offer exceed two-thirds (2/3) of the voting rights and share capital of Instrumentarium Corporation. In accordance with Chapter 2, Section 9 of the Securities Market Act, we hereby notify the Financial Supervision Authority and Instrumentarium Corporation of the following:

1.	Name of Target Company

Instrumentarium Corporation (Instrumentarium Oyj), Business Identity Code 0109222-6.

2.	Date when the holding will change

In accordance with the terms and conditions of the tender offer, the sale and purchase of the shares will take place on October 9, 2003. Settlement will take place in accordance with the rules of the Finnish Central Securities Depository Ltd, on October 14, 2003. Title to the shares will pass to General Electric Finland Oy against payment of the share offer price in accordance with the terms and conditions of the tender offer.

3.	Exact proportion of voting rights and share capital in Instrumentarium Corporation

Proportion of voting rights and share capital in Instrumentarium Corporation after title to the shares has passed to General Electric Finland Oy:

Proportion of
(total) voting
			rights (i.e.	Proportion of share
			including votes	capital and voting
		Proportion	pertaining to	rights (excluding
	Number	of share	shares held by	shares held by
Shareholder	of shares	capital	Instrumentarium)	Instrumentarium)

General Electric Finland Oy	46,241,793	95.24%	95.24%	95.68%

After title to the options tendered in the tender offer has passed to General Electric Finland Oy, it will hold 1,435,298 options in Instrumentarium, which entitle to subscribe for 3,217,690 shares.

The registered share capital of Instrumentarium Corporation comprises of 48,552,670 shares with one vote attached to each share.

4.	Shareholder’s full name, Business Identity Code

General Electric Finland Oy, Business Identity Code 1754661-6

STOCK EXCHANGE RELEASE 19/03
October 6, 2003 at 7.15 p.m.	2 (2)

In Helsinki, October 6, 2003

General Electric Finland Oy

INSTRUMENTARIUM CORPORATION

Matti Salmivuori	Juhani Lassila

DISTRIBUTION

The Helsinki Exchanges
Media

Further information:
Juhani Lassila, Group Treasurer, tel. +358 10 394 3422